

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2014

Via E-mail
Kevin Begley
Chief Financial Officer
Village Super Market, Inc.
733 Mountain Avenue
Springfield, New Jersey 07081

> **Re:** **Village Super Market, Inc.**
> **Form 10-K for the Fiscal Year Ended July 27, 2013**
> **Filed October 8, 2013**
> **Form 10-Q for the Fiscal Quarter Ended October 26, 2013**
> **Filed December 4, 2013**
> **File No. 1-33360**

Dear Mr. Begley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 27, 2013

Item 8. Financial Statements and Supplementary Data, page 20

Notes to Consolidated Financial Statements, page 25

Note 1 – Summary of Significant Accounting Policies, page 25

Investments, page 26

1. We note your disclosure that investments in real estate partnerships are accounted for under the equity method and that you recognized income from partnerships in fiscal 2013. It does not appear that you have recognized your share of income or losses from

these investments in previous periods. Please tell us whether you have been recognizing your share of earnings or losses in the periods for which they are reported by the partnerships rather than the period in which the partnerships declare a distribution and why your accounting complies with ASC 323-10-35-4. Please also tell us your basis for recognizing distributions in excess of invested amounts as income citing the authoritative literature that supports your accounting treatment. In doing so, please tell us your consideration of whether the distributions are refundable, your future obligations and commitments to the partnerships and if you are a general partner, any specific obligations or commitments as the general partner.

Note 5 – Income Taxes, page 30

2. Reference is made to the discussion on page 32 regarding the New Jersey audits of your tax returns and the related assessments. Please tell us your consideration of disclosing an estimate of the range of reasonably possible change in your unrecognized tax benefits or a statement that an estimate of the range cannot be made. Refer to ASC 740-10-50-15d.3. In addition, please tell us your consideration of expanding your critical accounting policy disclosure related to uncertain tax positions on page 15 to quantify the extent to which your estimate is sensitive to change.

Note 9 – Commitments and Contingencies, page 40

3. Please tell us the estimated insurance recoveries recorded during the second quarter and the line item in the statements of operations in which the recoveries are classified. Also, please disclose this information in future filings. Please refer to ASC 225-30-50. In addition, please tell us how you estimate the recoveries and the nature of any uncertainties associated with the recoveries.

Item 9A. Controls and Procedures, page 42

Management's Report on Internal Control Over Financial Reporting, page 42

4. On May 14, 2013, COSO issued its updated Internal Control – Integrated Framework ("Updated Framework"), which will supersede the 1992 Framework on December 15, 2014. Since either framework is acceptable until December 14, 2014, we believe that you should disclose whether you applied the 1992 Framework or Updated Framework for your assessment under Item 308(a)(2) of Regulation S-X. Please tell us the framework you applied and confirm to us that you will disclose whether you applied the 1992 Framework or Updated Framework in your next annual report.

Form 10-Q for the Fiscal Quarter Ended October 26, 2013

Item 4. Controls and Procedures, page 16

5. Please note that Item 308(c) of Regulation S-K requires disclosure of any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or reasonably likely to materially affect, your internal control over financial reporting. Please revise your disclosure in future filings to comply with Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: John Van Orden
        Controller